

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2013

Via E-mail
Craig M. Bernfield
Chief Executive Officer
Aviv REIT, Inc.
303 West Madison Street
Suite 2400
Chicago, IL 60606

> Re: **Aviv Healthcare Properties Limited Partnership**
> **Aviv Healthcare Capital Corporation**
> **Registration Statement on Form S-4**
> **Filed October 31, 2013**
> **File No. 333-192013**

Dear Mr. Bernfield:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that you are registering the new 6% Senior Notes due 2021 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 198). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registered the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Incorporation of Certain Information by Reference, page 118

2.   We note that on page 118, it appears that you did not properly incorporate future filings prior to the effective date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. We also note that after the Form S-4 was filed, Aviv REIT, Inc. and Aviv Healthcare Properties, LP filed a combined Form 10-Q for the quarter ended September 30, 2013. Please amend your registration statement to specifically incorporate by reference the latest quarterly report and any applicable current reports that are filed after your initial registration statement and prior to effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Luke J. Valentino, Esq.
        Via E-mail